This press release contains statements of a forward-looking nature relating to future events or future financial results of Uproar Inc. and iwin. Investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, investors should specifically consider various factors which could cause actual events or results to differ materially from those indicated in such forward-looking statements, including the risk that Uproar will not be successful in consummating the transaction, implementing and integrating iwin's business into Uproar's operations, and achieving the operating efficiencies necessary to obtain the desired results of this transaction. Investors are directed to Uproar's reports and documents filed from time to time with the Securities and Exchange Commission and with EASDAQ for additional factors that should be considered before investing in Uproar's securities.

                               *******************

THE FOLLOWING IS THE PRESS RELEASE FILED BY UPROAR INC. ON AUGUST 4, 2000, ON FORM 8-K WITH THE SEC.

Contacts:  (Media)                                     (Investors)
           Tara Blanco                                 Dawn Berrie
           Uproar Inc.                                 Uproar Inc.
           917/351-2891                                917/351-2889
           tblanco@uproar.com                          dberrie@uproar.com

             -OR-

           Todd Beck
           iwin.com
           310/415-2715
           todd@iwin.com
                                                        FOR IMMEDIATE RELEASE
                                                        ---------------------

Note to editors: Digital photos of Uproar and iwin executives available.

                  UPROAR INC. AGREES TO ACQUIRE IWIN.COM, INC.
          Merged Business Would Rank as 20th Most Visited Web Property
                   Moves Profitability Goal Forward to Q4 2001

NEW YORK, July 26, 2000 - Strengthening its position in the online entertainment space, Uproar Inc. (Nasdaq: UPRO), producer of uproar.com, a leading online entertainment destination, today announced that it has signed a definitive agreement to acquire iwin.com, Inc., a leading games-for-prizes and Internet lottery site.

According to Media Metrix, Uproar ranked as the 38th most visited Web property with 5.8 million unique users, and iwin.com ranked 59th with 4.7 million unique users in June 2000. This transaction will increase Uproar's unduplicated unique user audience to approximately 9.2 million, which would place it as the 20th most visited Web site on the Internet according to Media Metrix, May 2000.

Under the terms of the definitive agreement, Uproar will acquire all outstanding shares of iwin.com in a stock-for-stock transaction in which iwin.com stockholders will receive an aggregate of approximately 14.7 million shares of Uproar common stock.

"With access to one of the world's largest online entertainment audiences, an extensive array of Internet marketing options and a large inventory of both performance-based and impression-based advertising opportunities, Uproar is poised to become an even more attractive platform for advertisers," said Kenneth Cron, Chairman and Chief Executive Officer of Uproar. "Combining the two companies broadens our content which we believe will dramatically increase our unique user base and audience reach. We anticipate that this will greatly enhance our ability to attract premier advertisers and significantly accelerate our path to profitability."

"iwin and Uproar have very similar target audiences, but offer users significantly different and extremely complementary content," said Fred Krueger, Founder and CEO if iwin.com. "Uproar's strong multi-player games category blends perfectly with iwin's games-for-prizes and Internet lottery content. Together, we are going to deliver a full spectrum of online entertainment to a much broader combined audience. This is truly a win-win proposition for our users, advertisers, and stockholders."

Strong Management Team
Under the terms of the definitive agreement, Kenneth Cron will continue as Chairman and CEO of Uproar, with Christopher Hasset as President and COO. Fred Krueger, iwin's Founder and CEO, will be named Vice Chairman of Uproar and Scott Kaufman, iwin's Vice President of Product Management will be appointed to Executive Vice President of Product Development of Uproar. In addition, iwin.com will be represented by three seats on Uproar's Board of Directors.

About Uproar
Uproar Inc. produces uproar.com, a leading online entertainment destination offering games and game shows such as Family Feud, Puzzle A-Go-Go, Trivia Blitz and Blowout Bingo, with chances to win prizes. With approximately 8.3 million registered users and 5.8 million unique users per month, Uproar ranks among the top 50 Web properties and reaches 7.6 percent of the online audience. The uproar.com network has consistently ranked among the five stickiest networks on the Internet. More than 39,000 sites are Uproar syndicate members and Uproar sites are available in 14 languages worldwide. Headquartered in New York with offices in San Francisco, London, Hamburg and Budapest, Uproar is publicly traded on both the Nasdaq National Market system and the European Association of Securities Dealers' Automated Quotation system.

About iwin.com
iwin.com is a leading games-for-prizes and Internet lottery site, offering free games and prizes, as well as eXtremelotto, iwin's daily $1 million online lottery drawing. iwin players accumulate points, called iCoins, to enter drawings for major prizes such as exotic vacations, cash, electronics, computers, gift certificates, luxury goods, jewelry, toys, and Hollywood-themed prizes. iwin also operates lottoeXtremo.com, a Spanish-language version of eXtremelotto. Headquartered in Los Angeles, iwin is completely advertiser supported and specializes in the creation and execution of custom online promotions for marketers across all product and service categories. iwin's pure-play entertainment environment enables marketers to reach a massive audience of entertainment seeking Internet users with compelling advertainment content.

This press release contains statements of a forward-looking nature relating to future events or future financial results of Uproar Inc. and iwin. Investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, investors should specifically consider various factors which could cause actual events or results to differ materially from those indicated in such forward-looking statements, including the risk that Uproar will not be successful in consummating the transaction, implementing and integrating iwin's business into Uproar's operations, and achieving the operating efficiencies necessary to obtain the desired results of this transaction. Investors are directed to Uproar's reports and documents filed from time to time with the Securities and Exchange Commission and with EASDAQ for additional factors that should be considered before investing in Uproar's securities.

This press release contains statements of a forward-looking nature relating to future events or future financial results of Uproar Inc. and iwin. Investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, investors should specifically consider various factors which could cause actual events or results to differ materially from those indicated in such forward-looking statements, including the risk that Uproar will not be successful in consummating the transaction, implementing and integrating iwin's business into Uproar's operations, and achieving the operating efficiencies necessary to obtain the desired results of this transaction. Investors are directed to Uproar's reports and documents filed from time to time with the Securities and Exchange Commission and with EASDAQ for additional factors that should be considered before investing in Uproar's securities.

                               *******************

Contacts:     (Media)                                     (Investors)
              Tara Blanco                                 Dawn Berrie
              Uproar Inc.                                 Uproar Inc.
              917/351-2891                                917/351-2889
              tblanco@uproar.com                          dberrie@uproar.com

                                                         FOR IMMEDIATE RELEASE
                                                         ---------------------

                      UPROAR REPORTS SECOND QUARTER RESULTS
     Company Beats Analyst Operating Results Expectations by $.10 per share

NEW YORK, July 27, 2000 - Uproar Inc. (Nasdaq/EASDAQ: UPRO/UPROrs) today reported its financial results for the second quarter ended June 30, 2000. Revenues for the quarter were $6.9 million, a 354 percent increase over the second quarter of 1999. Pro forma net loss, excluding depreciation and amortization, was $7.5 million or ($.27) per share compared with $5.5 million or ($.26) per share for the quarters ended June 30, 2000 and 1999 respectively.

On a GAAP basis the company reported a net loss of $10.5 million or ($.38) per basic and diluted share for the quarter ended June 30, 2000 compared with a net loss of $7.1 million or ($.34) per share for the quarter ended June 30, 1999. Included in the $10.5 million net loss for the quarter ended June 30, 2000 was $3.1 million of amortization and depreciation including $2.5 million relating to the company's agreement with Pearson Television.

"User time on Uproar grew by 47% during the quarter, while at the same time we took steps to streamline our operations and improve our margins. As a result, we exceeded earnings expectations," said Kenneth Cron, Chairman and Chief Executive Officer of Uproar. "As we move forward, we will strive to develop our leadership position in the online entertainment space while increasing profitability."

Audience Growth and Usage
o Uproar delivered 1.3 billion ad impressions during the second quarter, an increase of 31% over the first quarter.

o Uproar attracted an average of 5.5 million unique users per month during the second quarter of 2000, according to Media Metrix. This represents a 13.4% increase over the company's average monthly unique user audience in the first quarter.

o Users spent an average of 36.5 minutes each on Uproar sites in June, according to Media Metrix. This places the Uproar network among the top 10 stickiest networks on the Internet, a position it has held since January 1999.

o Uproar grew its registered user database to approximately 8.3 million cumulative registered users as of June 30, 2000.

Strategic Corporate Developments
o On April 13, 2000, Uproar entered into an exclusive multi-platform licensing agreement with Pasetta Productions obtaining Internet, broadband, mobile and interactive television rights to Catchphrase, a popular game show property, for www.uproar.co.uk in the United Kingdom.

o On June 27, 2000, Uproar announced a strategic partnership and launched a co-branded site with Zing.

o On April 12, 2000, Uproar entered into an e-mail permission marketing agreement with LifeMinders.com.

o On May 10, 2000, Uproar entered into a licensing agreement with BigBallot to offer themed polls, ballots and sweepstakes.

o On May 18, 2000, Uproar announced key management changes. Joel Wilhite was appointed Chief Financial Officer, Founder Michael Simon became President of International and Timothy Ewing was named Executive Vice President of Programming and Product Development.

o In June 2000, Uproar made a strategic decision to focus on its core strength of online entertainment and exit the e-commerce business. As a direct result, the Uproar Store was closed.

o On July 26, 2000, Uproar announced it has agreed to acquire iwin.com, Inc. in a stock-for-stock transaction in which Uproar will issue an aggregate of approximately 14.7 million shares of common stock for all the stock of iwin.com. The merged companies will have an unduplicated audience of 9.2 million unique users, which according to the latest Media Metrix data, would make it a Top 20 web property.

 "Our agreement to purchase iwin.com will move Uproar to the forefront of the online entertainment industry," continued Ken Cron. "The merger will allow us to deliver a full spectrum of online entertainment to an expanded audience, and moves forward our target for profitability by one year to the fourth quarter of 2001."

About Uproar
Uproar Inc. produces uproar.com, the leading online entertainment destination offering games and game shows such as Family Feud, Puzzle A-Go-Go, Trivia Blitz and Blowout Bingo, with chances to win prizes. With more than 8.3 million registered users and 5.8 million unique users per month, Uproar ranks among the top 50 Web properties and reaches 7.6 percent of the online audience. The uproar.com network has consistently ranked among the five stickiest networks on the Internet. More than 40,000 sites are Uproar syndicate members and Uproar sites are available in 14 languages worldwide. Headquartered in New York with offices in San Francisco, London, Hamburg and Budapest, Uproar is publicly traded on both the Nasdaq National Market system and the European Association of Securities Dealers' Automated Quotation system.

This press release contains statements of a forward-looking nature relating to future events or future financial results of Uproar. Investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, investors should specifically consider various factors which could cause actual events or results to differ materially from those indicated in such forward-looking statements, including the risk that Uproar will not be successful in seeking opportunities to grow and matters set forth in Uproar's reports and documents filed from time to time with the Securities and Exchange Commission.
                                 (TABLES FOLLOW)

                          Uproar Inc. and Subsidiaries
                             (Formerly Uproar Ltd.)
                      Consolidated Statements of Operations
                Three and Six Months Ended June 30, 1999 and 2000
                                   (Unaudited)

                                                 Three Months Ended                            Six Months Ended
                                                       June 30,                                     June 30,
                                          ----------------------------------------------------------------------------
                                                1999              2000                     1999               2000
                                          ----------------------------------------------------------------------------
Revenues                                  $  1,511,927       $  6,864,281             $  2,509,008       $ 12,768,854
Cost of revenues                              (531,249)        (2,096,640)                (848,302)        (4,264,375)
                                          ----------------------------------------------------------------------------
Gross profit                                   980,678          4,767,641                1,660,706          8,504,479
                                          ----------------------------------------------------------------------------
Sales and marketing                          3,431,155          9,358,526                5,813,158         18,130,410
Product and technology
            development                        826,888          2,204,646                1,527,279          3,970,172

General and administrative                   2,198,179          3,765,909                3,610,173          7,538,794

Amortization of intangible assets            1,519,807          1,514,711                3,035,613          3,037,300
                                          ----------------------------------------------------------------------------

Total operating expenses                     7,976,029         16,843,792               13,986,223         32,676,676
                                          ----------------------------------------------------------------------------

Loss from operations                        (6,995,351)       (12,076,151)             (12,325,517)       (24,172,197)

Other income (expenses):
             Litigation settlement                --                 --                       --             (350,000)

             Foreign exchange gain            (150,558)            (9,068)                (149,606)           (77,965)
             (loss)
             Interest income                    90,681          1,583,673                  194,307          2,091,477

             Interest expense                   (2,974)           (28,806)                  (4,000)           (29,906)

             Other income (expense)            (47,000)             4,193                  (47,000)             3,566
                                          ----------------------------------------------------------------------------

Loss before income taxes                    (7,105,202)       (10,526,159)             (12,331,816)       (22,535,025)

Provision for income taxes                      40,205              9,565                   45,004             21,605
                                          ----------------------------------------------------------------------------
Net loss                                  $ (7,145,407)      $(10,535,724)            $(12,376,820)      $(22,556,630)
                                          ============================================================================

Basic and diluted net loss per
            common share                  $      (0.34)      $      (0.38)            $      (0.61)      $      (0.85)
Weighted average number of
            common shares
            outstanding                     20,803,266         28,009,733               20,346,202         26,622,856
                                          ============================================================================

SUPPLEMENTAL INFORMATION (a):
Pro forma net loss
excluding depreciation and
amortization                                (5,465,721)        (7,457,471)              (9,067,359)       (16,508,394)
                                          ============================================================================
Pro forma basic and diluted net loss
per share excluding
depreciation and amortization                    (0.26)             (0.27)                   (0.45)             (0.62)
                                          ============================================================================

(a) The above pro forma calculation uses principles different from generally accepted accounting principles. Pro forma net loss excludes non-cash charges of $3.1 million and $6 million for the three and six months ended June 30, 2000, respectively, of which $2.5 million and 5 million relate to the Company's relationship with Pearson Television. Pro forma net loss excluded non-cash charges of $1.7 million and $3.3 million for the three and six months ended June 30, 1999, respectively, of which $1.5 million and $3 million relate to the Company's relationship with Pearson Television.

                          Uproar Inc. And Subsidiaries
                             (Formerly Uproar LTD.)
                      Condensed Consolidated Balance Sheets

                                                                       December 31,                June 30,
                                                                      -------------              -------------
                                                                           1999                       2000
                                                                      -------------              -------------
Assets                                                                                            (Unaudited)
Current assets:
      Cash and cash equivalents                                       $  15,135,742              $   9,253,122

      Short term investments                                                   --                   85,376,894

      Restricted cash                                                       604,275                    603,408

      Accounts receivable - net of allowance for doubtful
          accounts of $271,000 and $396,000, respectively                 3,767,769                  6,233,329

      Prepaid advertising                                                 3,861,996                  3,796,004

      Other current assets                                                  744,612                  1,273,902
                                                                      -------------              -------------
          Total current assets                                           24,114,394                106,536,659
                                                                      -------------              -------------


Property and equipment, net                                               5,031,429                  9,205,069

Intangible assets, net                                                   10,649,387                  7,625,666

Other long term assets                                                      173,426                    412,025

Prepaid advertising, long term portion                                    2,847,005                    948,999
                                                                      -------------              -------------
          Total assets                                                $  42,815,641              $ 124,728,418
                                                                      =============              =============

Liabilities and stockholders' equity
Current liabilities:
      Current portion of capital lease obligation                     $     102,777              $     194,745

      Trade accounts payable                                              1,390,908                  2,250,536

      Accrued expenses and other current liabilities                      4,065,969                  4,574,382
                                                                      -------------              -------------
          Total current liabilities                                       5,559,654                  7,019,663
                                                                      -------------              -------------


Long term portion of capital lease obligation                                51,681                    183,753
Stockholders' equity:
     Preferred stock, $.01 par value, 48,000,000
          shares authorized, none issued                                       --                         --
     Common stock, $.01 par value, 112,000,000
          shares authorized;  23,971,948 and
          28,020,609 shares issued and outstanding at
          December 31, 1999 and June 30, 2000,
          respectively                                                    1,198,597                    280,206
      Additional paid-in capital                                         85,193,156                189,009,215

      Accumulated deficit                                               (49,149,339)               (71,705,969)

      Accumulated other comprehensive (loss)                                (38,108)                   (58,450)
                                                                      -------------              -------------
          Total stockholders' equity                                     37,204,306                117,525,002
                                                                      -------------              -------------


          Total liabilities and stockholders' equity                  $  42,815,641              $ 124,728,418
                                                                      =============              =============